Pillsbury Winthrop Shaw Pittman LLP
50 Fremont Street  |  San Francisco, CA  94105-2228  |  tel 415.983.1000  |  fax 415.983.1200
MAILING ADDRESS:  P. O. Box 7880  |  San Francisco, CA  94120-7880

Heidi E. Mayon
tel 415.983.1021
heidi.mayon@pillsburylaw.com

May 11, 2009

Securities and Exchange Commission
100 F Street, N.W., Mail Stop 3561
Washington, D.C.  20549

Attention:             Mellissa Campbell Duru

Special Counsel

Office of Mergers and Acquisitions

Re:          Hooper Holmes, Inc.
Definitive Additional Materials
Filed April 15, 20, and 24, 2009
File No. 1-00972

Dear Ms. Duru:

Hooper Holmes, Inc. (the “Company”) hereby provides the following supplemental information in response to comment five received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter to Company dated May 4, 2009.

Staff’s Comment No. 5

Support for each statement or assertion of opinion or belief must be self-evident, disclosed in the proxy materials, or provided to the Staff on a supplemental basis.  Provide us with support with respect to the following non-exhaustive list of statements you make:

• “Mr. Aprahamian has a history of ...being a defendant in various shareholder and derivative actions...”

• “[o]ur Heritage Labs business is on the upswing...” and,

• “Mr. Lowrance has also been instrumental to our efforts to develop new systems that will...give us significant competitive advantages...”

Where the basis of support is other documents, provide either complete copies of the documents or sufficient pages of information so that we can assess the context of the information upon which you rely.  Mark any supporting documents provided to identify the specific information relied upon, such as quoted statements, financial statement line items, press releases, and mathematical computations, and identify the sources of all data utilized.

Response:  The Company has provided the Staff with supplemental information supporting the above referenced statements as follows:

Statement No.1                                “Mr. Aprahamian has a history of ...being a defendant in various shareholder and derivative actions...”

The Company has located the following complaints involving shareholder derivative actions and class actions that named Mr. Aprahamian as a defendant related to his service on the Boards of Directors of Sunrise Senior Living, Inc. and First Consulting Group, Inc.:

•
United Food and Commercial Workers Union v. Sunrise Senior Living, Inc. et al., class action complaint filed 1/16/07 in the U.S. District Court for the District of Columbia alleging violations of the Exchange Act (Case No. 1:07cv00102).

•
Brockton Contributory Retirement System v. Klaassen et al., shareholders’ derivative action complaint filed 1/19/07 in the U.S. District Court for the District of Columbia alleging breach of fiduciary duty, unjust enrichment, abuse of control, constructive fraud, violations of the Exchange Act and other matters (Case No. 1:07cv00143).

•
Molner v. Klaassen, et al., shareholder derivative complaint filed 1/31/07 the U.S. District Court for the District of Columbia alleging violations of the Exchange Act, breach of fiduciary duty, unjust enrichment and other matters (Case No. 1:07cv00227).

•
Anderson v. Klaassen et al., shareholder derivative action complaint filed 2/5/07 in the U.S. District Court for the District of Columbia alleging violations of Sarbanes-Oxley and the Exchange Act, breach of fiduciary duty, abuse of control and other matters (Case No. 1:07cv00286).

•
First New York Securities, L.L.C. vs. Sunrise Senior Living, Inc. et al., class action complaint filed 2/8/07 in the U.S. District Court for the District of Columbia alleging violations of the federal securities laws (Case No. 1:07cv00294).

•
Young vs. Klaassen et al., shareholder derivative action complaint filed 3/6/07 in the Court of Chancery of the State of Delaware in and for New Castle County alleging breach of fiduciary duty, unjust enrichment and rescission (Case No. 2770-N).

•
Teitelbaum vs. First Consulting Group, Inc. et al., class action complaint filed 11/08/07 in the Superior Court of the State of California in and for the County of Los Angeles alleging breach of fiduciary duty (Case No. BC380470).

•
Discovery Partners vs. Aprahamian et al., class action complaint filed 11/27/07 in the Superior Court of the State of California in and for the County of Los Angeles alleging breach of fiduciary duty and failure to disclose (Case No. BC381382).

•
In re Sunrise Senior Living Securities Litigation, consolidated and amended class action complaint filed 6/6/08 in the U.S. District Court for the District of Columbia alleging violations of the Exchange Act (Case No. 1:07cv00102).

The Company respectfully submits the complaints referenced above support the Company’s claim that “Mr. Aprahamian has a history of ...being a defendant in various shareholder and derivative actions....”

Statement No. 2                                “[o]ur Heritage Labs business is on the upswing...”

The Company has made recent investments in the Heritage Labs business, which it anticipates will result in increased revenue and profitability of this business.  In January 2009, Heritage Labs moved its lab facilities to a new, larger location that is expected to increase productivity and enable new service and product offerings.  In 2008, Heritage hired an individual with significant experience in the life insurance industry to a newly-created position of VP of Sales.

In addition, in October 2008, Heritage announced the award of a contract to assemble biospecimen kits for the National Children’s Study, a study focused on improving children’s health and led by a consortium of federal agencies.

In August 2008, Heritage began to market a line of self-collected finger stick test kits directly to customers, under the trade name “Appraise.”  Heritage is the only laboratory worldwide that has been certified by the National Glycohemoglobin Standardization Program for A1c testing using dried blood spot specimens.  Also, three new large customers for insurance testing services are now coming on board, marking considerable sales success.

While general market conditions negatively affect the overall success of the Company as a whole and the Heritage Labs business, we expect the business investments and achievements noted above will improve the success of the Company’s Heritage Labs business.

Statement No. 3                                  “Mr. Lowrance has also been instrumental to our efforts to develop new systems that will...give us significant competitive advantages...”

The Company believes Roy Lowrance has played an instrumental role in the Company's information technology operations.  As the former chief technology officer of Reuters, Mr. Lowrance was responsible for an annual technology budget of more than $1 billion and has successfully designed, developed and introduced complex management information systems for financial service companies and other firms.  Mr. Lowrance brings this expertise to the Company, which has limited resources and a mixed track record in information systems, having written off hundreds of thousands of dollars of prior technology investment.  As chair of the Board's Major Systems Committee, Mr. Lowrance leads regular reviews of the Company's information systems technology projects. As a result of his continued oversight, all such initiatives are currently on track, and on budget.

One such initiative actively led by Mr. Lowrance is the Company’s design and development of a new workflow process that is expected to replace the Company’s current system, which is costly and inflexible.  The new system is expected to be significantly less expensive and yield much quicker order turnaround, and, as a result, is expected to facilitate the scheduling of exams faster.  Our ability to respond quickly to exam requests is a key factor on which we compete for business.  Mr. Lowrance has also been heavily involved in the redesign of the Company’s financial systems, which are currently based on extremely old technology.  By updating the Company’s financial system, the Company expects to be able to offer more flexible billing options at lower cost.  As a result, the Company believes it will be able to compete more effectively on a cost basis while offering more options to our customers.

* * *

The Company acknowledges the following:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would be pleased to answer your questions or provide you with any other information you need.  Please contact me at (415) 983-1021 or Alexander Moon at (212) 858-1703.

Very truly yours,

/s/ Heidi E. Mayon